EDAP TMS S.A. REPORTS 2003 FIRST QUARTER FINANCIAL RESULTS
- HIFU and UDS Divisions Performance Tracking to Fiscal Year 2003 Expectations -

Vaulx-en-Velin, France, May 14, 2003-- EDAP TMS S.A. (Nasdaq: EDAP), a global leader in the development, marketing and distribution of a portfolio of minimally-invasive medical devices for the treatment of urological diseases, today reported financial results for the first quarter ended March 31, 2003.

The Company’s revenues for the first quarter of 2003 were EUR 4.4 million compared to EUR 5.1 million in the same quarter of 2002 which were in line with expectations. Revenues included a higher total number of machines sold in the first quarter of 2003 versus the first quarter of 2002.

The Company’s gross margins were 36% for the first quarter of 2003 versus 42% for the first quarter of 2002. The strong Euro adversely impacted margins in the first quarter. In order to hedge against future impact, the Company is pricing in Euros wherever possible as well as implementing a currency hedging program.

The Company’s expenses in the first quarter of 2003 were EUR 2.8 million, which were lower than target and equal to, or lower than, any quarter in 2002.

The Company’s operating loss was EUR 1.2 million in the first quarter of 2003 compared to EUR 0.7 million in the first quarter of 2002 and is tracking to our fiscal 2003 expectations.

As of March 31, 2003, the Company had EUR 13.9 million in cash and cash equivalents, or EUR 1.78 per diluted share, and a net book value of EUR 26.9 million, or EUR 3.43 per diluted share.

Antoine Tétard, President of the Company's HIFU division, EDAP S.A., commented, “We are pleased with our progress and are in line with our goals for 2003. EDAP S.A. continues to generate significant growth in terms of the number of patients treated and hospitals using the Ablatherm. This is especially true regarding the number of hospitals willing to include the Ablatherm in their budgeting process, either by buying the equipment or by purchasing treatment procedures. In the first quarter, five new hospitals utilizing Ablatherm were added: one in Spain, two in Germany and two in France.

“While our marketing activities are intensifying in Western Europe, EDAP S.A. has begun expanding into several other markets. We have engaged in an aggressive strategy of opening selected markets and have recently been able to add Russia to our list of countries that has approved the Ablatherm for sale. This approval, in addition to the recent approval of the Ablatherm in South Korea and Canada will increase our business potential, near term, well beyond Europe," concluded Mr. Tétard.

Hugues de Bantel, President of the Company's UDS division, TMS S.A., commented, "We are pleased with our results in the first quarter of 2003 which, excluding the strong Euro impact of EUR 254,000 on gross margins, are in line with our increased lithotripsy market share objectives for 2003. We closed the quarter with a record-high number of nine lithotripsy machines sold and have a solid backlog of six machines going into the second quarter of 2003. Additionally, for the UDS division, service business revenue remained strong and on target even as we continue to forgo service contracts, during the warranty period, on units that are replaced in our installed base.”

In conclusion, Philippe Chauveau, EDAP TMS's Chairman and CEO, commented, “The first quarter of 2003 is on track with internal expectations and the Company’s two divisions continue to implement these expectations to meet fiscal year 2003 goals. While consolidated gross margin was lower than planned, the Company is implementing hedging against the strong Euro in order to manage this risk. Operating expenses were consistent in the first quarter and we continue to actively manage these expenses, as well as lowering our receivables and inventories to continuously improve cash-flow. Overall, I am pleased that the Company is tracking to expectations and that the crossover into positive cash flow and operating profit remain as planned.

“Finally, on May 8, 2003 the Company filed its annual report on Form 20- F with the United States Securities and Exchange Commission. This annual report includes a detail, by operating unit, for years 2000, 2001 and 2002. Therefore, as we have previously stated, beginning with the first quarter of 2003, the Company will report quarterly key numbers by division. This detail is for informational purposes and will be provided only by current period,” concluded Mr. Chauveau.

EDAP TMS S.A. is the global leader in the development, production, marketing and distribution of a portfolio of minimally invasive medical devices primarily for the treatment of urological diseases. The Company currently develops and markets devices for the minimally invasive treatment of localized prostate cancer, using High Intensity Focused Ultrasound (HIFU), through its EDAP SA subsidiary; it is also developing this technology for the treatment of certain other types of tumors. EDAP TMS S.A. also produces and commercializes medical equipment for treatment of urinary tract stones using Extra-corporeal Shockwave Lithotripsy (ESWL), via its TMS SA subsidiary. In addition, the Company markets in Japan and Italy devices for the non-surgical treatment of benign Prostate Hyperplasia (BPH) using Microwave Thermotherapy (TUMT). For more information, in the U.S., contact EDAP Technomed Inc., the Company’s U.S. subsidiary located in Atlanta, GA, by phone at (770) 446-9950.

This press release contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. These include statements regarding the Company’s growth and expansion plans. Such statements are based on management’s current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that may cause such a difference include, but are not limited to, those described in the Company’s filings with the Securities and Exchange Commission.

EDAP TMS S.A. CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED) (Amounts in thousands of Euro’s and U.S. Dollars, except per share data)
	Three Months Ended :		Three Months Ended :
	March 31, 2003 Euros	March 31, 2002 Euros	March 31, 2003 $US	March 31, 2002 $US
Net sales of medical equipment	1,873	2,548	2,024	2,205
Net sales of spare parts, supplies and services	2,481	2,455	2,681	2,125

NET SALES	4,354	5,003	4,705	4,330
Other revenues	80	77	86	67

TOTAL REVENUES	4,434	5,080	4,791	4,397
Cost of sales	(2,849)	(2,926)	(3,079)	(2,533)

GROSS PROFIT	1,585	2,154	1,712	1,864
Research & development expenses	(732)	(779)	(791)	(674)
S, G & A expenses	(2,093)	(2,087)	(2,292)	(1,807)

Total operating expenses	(2,825)	(2,866)	(3,083)	(2,481)

OPERATING PROFIT (LOSS)	(1,240)	(712)	(1,341)	(617)
Interest (expense) income, net	12	64	13	55
Currency exchange gains (loss), net	(184)	(28)	(199)	(23)
Other income (loss), net	(57)	2,039	(62)	1,765

INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	(1,469)	1,363	(1,589)	1,180
Income tax (expense) credit	36	(204)	39	(177)

NET INCOME (LOSS)	(1,433)	1,159	(1,550)	1,003

Earning per share - Basic	(0.18)	0.15	(0.20)	0.13
Average number of shares used in computation of EPS	7,782	7,740	7,782	7,740
Earning per share - Diluted	(0.18)	0.14	(0.20)	0.12
Average number of shares used in computation of EPS	7,821	8,221	7,821	8,221

NOTE: Translated for convenience of the reader to U.S. dollars at the 2003 average three months noon buying rate of 1 Euro = 1.0806 USD, and 2002 average three months noon buying rate of 1 Euro = 1.0099 USD.

EDAP TMS S.A. CONSOLIDATED BALANCE SHEETS HIGHLIGHTS (UNAUDITED) (Amounts in thousands of Euro’s and U.S. Dollars)
	March 31, 2003 Euros	December 31, 2002 Euros	March 31, 2003 $US	December 31 2002 $US
Cash, cash equivalents and short term investments	13,889	15,755	15,139	16,519
Total current assets	31,413	34,092	34,240	35,745
Total current liabilities	8,949	9,807	9,754	10,283
Shareholders' Equity	26,853	28,376	29,270	29,752

NOTE: Translated for convenience of the reader to U.S. dollars at the noon buying rate of 1 Euro = 1.09 USD, on March 31, 2003 and at the noon buying rate of 1 Euro = 1.0485 USD, on December 31, 2002.

EDAP TMS S.A. CONDENSED STATEMENTS OF OPERATIONS BY DIVISION THREE MONTHS ENDED MARCH 31, 2003 (Amounts in thousands of Euro’s )
	EDAP S.A. HIFU Division		TMS S.A. UDS Division		EDAP TMS HQ	Consoli-dation Impact	Total After Consolidation
Net sales of medical equipment	396		1,854		-	(377)	1,873
Net sales of spare parts, supplies and services	405		2,205		-	(129)	2,481
Other revenues	5		74		1	-	80

TOTAL REVENUES	806		4,134		-	(506)	4,434

GROSS PROFIT	362	45%	1,284	32%	1	(62)	1,585	36%
Research & Development	(534)		(198)		-	-	(732)
Total SG&A plus depreciation	(770)		(976)		(346)	-	(2,093)

OPERATING PROFIT (LOSS)	(942)		110		(346)	(62)	(1,240)